January 22, 2016
Ms. Melissa N. Rocha
Senior Assistant Chief Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
Washington, DC 20549-4631

RE: Herman Miller, Inc.
Form 10-K for the Year ended May 30, 2015
Definitive Proxy on Schedule 14A
Filed July 28, 2015
File No. 1-15141

Dear Ms. Rocha:

This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the "Commission") set forth in your letter dated January 12, 2016 with respect to the above referenced filings. The comments from your letter are set forth in bold font below and are followed by our response.

Form 10-K for the year ended May 30, 2015
Management’s Discussion and Analysis, page 17
Cash Flow - Operating Activities, page 33

1.
We note inventories increased 65% during fiscal 2015, compared to a sales increase of only 14%. While we also note that inventory adjustments were made during the year related to the acquisition of DWR, it appears that your discussion herein does not provide a clear understanding of the movements within inventories. We further note your statement on page 17 regarding a high rate of inventory turns but note that your turns have actually slowed the last four fiscal years. Please revise disclosure to discuss the year over year changes in your inventory balance that have impacted cash flows from operations and inventory turns as well as the inconsistencies in disclosure noted above.

Response:

Our inventory grew from $78.4 million on May 31, 2014 to $129.6 million on May 30, 2015, or $51.2 million (65%) during fiscal 2015. The increase in inventory during fiscal 2015 was due to inventory acquired with Design Within Reach ("DWR") of $47.4 million (which is a component of investing cash flows), organic growth in inventory at our legacy manufacturing facilities of $9.0 million, partially offset by foreign currency impacts of $5.2 million. Our consolidated inventory turnover rate decreased in fiscal 2015, which was a result of the inventory acquired with DWR. Additionally, our inventory grew from $59.3 million on June 2, 2012 to $76.2 million on June 1, 2013, or $16.9 million (28%) during fiscal 2013. The increase in inventory during fiscal 2013 was due primarily to inventory acquired with Maharam of $14.1 million, which also contributed to the decrease in our consolidated inventory turnover rate during the past four fiscal years.

The statement as to our high rate of inventory turns was included in the paragraph of our Executive Overview that is devoted exclusively to our manufacturing operations, and accordingly, excludes the impact of inventory acquired from the above-referenced acquisitions. After excluding the impact of these acquisitions on our company-wide inventory turns calculation, the calculated turns on the rest of our inventory, which is primarily comprised of inventories manufactured by Herman Miller, remains high.

Based on the response above, the following paragraph from the "Executive Overview" section of the MD&A will be enhanced in future periods with the additional disclosures presented in italics:

The company is globally positioned in terms of manufacturing operations. In the United States, the manufacturing operations are located in Michigan, Georgia, Wisconsin and North Carolina. In Europe, the manufacturing presence is located within the United Kingdom. The manufacturing operations in Asia include facilities located in Dongguan and Ningbo, China. The company manufactures products using a system of lean manufacturing techniques collectively referred to as the Herman Miller Performance System (HMPS). Herman Miller strives to maintain efficiencies and cost savings by minimizing the amount of inventory on hand. Accordingly, production is order-driven with direct materials and components purchased as needed to meet demand. The standard lead time for the majority of our products is 10 to 20 days. These factors result in a high rate of inventory turns related to our manufactured inventories.

As noted in the response above, during fiscal 2015, a significant portion of the increase in inventory related to the acquisition of DWR. Accordingly, the change in operating cash flows in fiscal 2015 related to inventory excludes the impact of the inventories acquired as part of the DWR transaction. This is because the value of all assets and liabilities acquired as part of the transaction are included in the investing section of the statement of cash flows within the caption "Acquisitions, net of cash received". In future filings, management will clarify within the "Cash Flow - Operating Activities" section of the MD&A that the impact of changes in working capital assets and liabilities excludes the impact of amounts acquired through business combinations.

Critical Accounting Policies and Estimates, page 36
Goodwill and Indefinite-lived Intangibles, page 37

2.
We note the $10.8 million impairment recorded in fiscal 2015 related to the POSH trade name, as well as the $21.4 million impairment recorded in fiscal 2014 related to the Nemschoff and POSH trade names. Please tell us how much of the $21.4 million impairment was attributed to the POSH trade name and the balance of the POSH trade name asset as of May 30, 2015. Given the consecutive significant impairments to POSH, if the balance is not zero, please explain to us and disclose the factors you are monitoring that would adversely impact your assumptions and could warrant future additional impairment.

Response:

The initial acquisition date fair value of the POSH trade name was $19.9 million. Of the $21.4 million impairment charge that we recorded during fiscal 2014, $9.1 million related to the POSH trade name. After the impairment charge was recorded in fiscal 2014, the remaining POSH trade name carrying amount was $10.8 million. In fiscal 2015, the remaining carrying amount of $10.8 million was written off, bringing the POSH trade name asset value down to zero.

3.
We note that despite the impairments to the POSH trade name in fiscals 2015 and 2014, there were no impairments to goodwill related to POSH in either of those periods. We note your statement that forecasts of revenue and profitability no longer supported the value of the trade name intangible asset. Tell us if these forecasts have had any impact or will have any impact on your goodwill impairment analysis associated with POSH. Please further clarify whether your operating segments are your reporting units.

Response:

The POSH operations are included in the ELA Furniture Solutions reporting unit, which is the same as the ELA Furniture Solutions operating segment. While the forecasted revenue and profitability of the POSH operations declined, resulting in the full impairment of the POSH trade name, a significant portion of the ELA Furniture Solutions reporting unit operations were developed organically by the company. Accordingly, while the forecasts for the ELA Furniture Solutions reporting unit include the lower expected revenues and profitability of the POSH operations, the remaining operations of this reporting unit are considered in our goodwill impairment analysis. We utilized a quantitative assessment in performing our goodwill impairment analysis for the ELA Furniture Solutions reporting unit on our measurement date of March 28, 2015, which concluded the fair value of the reporting unit exceeded its carrying value.

10. Income Taxes, page 68

4.
We note from the effective tax rate reconciliation on page 69 the net tax benefit of $3.9 million on undistributed foreign earnings, presumably from your Luxembourg subsidiary as mentioned on page 35. Please explain how a change to the assertion that the earnings from your Luxembourg subsidiary are permanently reinvested could result in such a benefit or deferred tax asset, rather than an expense or deferred tax liability. Please also address how your statement on page 70 that taxes on undistributed foreign earnings is not required since such earnings are deemed to be permanently reinvested continues to be appropriate.

Response:

In determining whether foreign earnings are permanently reinvested, HMI considers several factors including 1) historical experience 2) the future anticipated need in the U.S. for the undistributed foreign earnings 3) future strategic investments in foreign jurisdictions 4) the amount of earnings and source of cash available to repatriate and 5) the tax cost to repatriate the foreign earnings. Based upon the five factors above, management has concluded that $72 million of undistributed foreign earnings are permanently reinvested.

At the end of fiscal year 2015, an internal restructuring of certain foreign investments resulted in the recognition of a deferred tax asset on the outside basis difference of HM International Finance Luxembourg S.a.r.l. (“HMI Lux”). A deferred tax asset was generated (as opposed to a liability) due to the relatively high effective rate of tax within HMI Lux which, upon reversal of the outside basis difference, would result in an excess foreign tax credit of $4.6 million. The resulting deferred tax asset was evaluated for realizability and was ultimately recognized for US GAAP reporting purposes because it was expected to be utilized in the foreseeable future. The $3.9 million dollar benefit disclosed on the effective tax rate reconciliation is comprised of the $4.6 million deferred tax asset less $0.7 million of Canadian withholding tax that was incurred as part of the internal restructuring.

Definitive Proxy on Schedule 14A
Compensation Discussion and Analysis, page 26
Incentive Cash Bonus for Fiscal 2015, page 31

5.	In future filings, please clearly describe how you compute Herman Miller’s performance factor. For example, it is unclear how Herman Miller achieved a 0.6488 performance factor for fiscal year 2015.

Response:

In future filings, management agrees to clearly describe how to compute the performance factor for the incentive cash bonus.

Acknowledgment

In connection with our response, we acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing sufficiently responds to your comment. If you have additional questions or comments, please feel free to contact me at 616-654-8538.

Very truly yours,

/s/ Jeffrey M. Stutz
Jeffrey M. Stutz
Chief Financial Officer
(Duly Authorized Signatory for Registrant)